November 6, 2024

Isabelle Winkles
Chief Financial Officer
Braze, Inc.
330 West 34th Street, Floor 18
New York, New York 10001

       Re: Braze, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Form 10-Q for the Period Ended July 31, 2024
           File No. 001-41065
Dear Isabelle Winkles:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the period ended July 31, 2024
Management's Discussion and Analysis
Expanding within our Existing Customer Base, page 29

1. We note you disclose that your dollar-based net retention rate is an indication of the propensity of your customer relationships to expand over time. We also note that your dollar-based net retention rates for all customers and for customers with ARR greater than $500,000 have declined consistently over the past several quarters. Please revise and expand your disclosures to discuss material trends that contribute to the declining dollar-based net retention rates and related revenue implications. Refer to
       Item 303(b)(2) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 6, 2024
Page 2

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology